LUNDIN MINING CORPORATION Annual and Special Meeting to be held on June 5, 2008 Notice of Annual and Special Meeting and Information Circular May 1, 2008

LUNDIN MINING CORPORATION
Suite 2101, 885 West Georgia Street
Vancouver, B.C.
V6C 3E8

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders of Lundin Mining Corporation (the "Corporation") will be held at The Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, M5J 1E3 on Thursday, June 5, 2008 at 11:00 a.m. At the Meeting, the shareholders will receive the financial statements for the year ended December 31, 2007, together with the auditor’s report thereon, and will consider resolutions to:

1.

fix the number of directors for the ensuing year at 10;

2.

elect directors for the ensuing year;

3.

appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

4.

transact such other business as may properly be put before the meeting.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the Meeting in person to read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. If a shareholder does not deliver a proxy to Computershare Investor Services Inc. by the close of business (Toronto, Ontario time) on Tuesday, June 3, 2008 (or not less than 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment of the Meeting at which the proxy is to be used) or deposit it with the Secretary of the Corporation or the chairman of the Meeting prior to the time of voting at the Meeting, then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on May 1, 2008 will be entitled to vote at the Meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 1st day of May, 2008.

ON BEHALF OF THE BOARD

"PJ Wright"

Phil Wright,
President and Chief Executive Officer